                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                  HORSEHEAD RESOURCE DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                     440699
                                 (CUSIP Number)

                                GARY APFEL, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-7055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 24, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                                                                    Page 1 of 10
                                                        Exhibit Index on Page 10
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                                  SCHEDULE 13D

CUSIP No.    440699                                 Page   2    of      10
          ------------                                  --------  --------------

- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  B.U.S ENVIRONMENTAL SERVICES, INC.
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                         (b) / /
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
- --------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

NUMBER OF                           0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY
EACH                                16,250,000
REPORTING         --------------------------------------------------------------
PERSON WITH       9        SOLE DISPOSITIVE POWER

                                    0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                    16,250,000
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,250,000
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             / /
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  44.8%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.    440699                                 Page   3    of      10
          ------------                                  --------  --------------

- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  B.U.S BERZELIUS UMWELT-SERVICE AG
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                         (b) / /
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, AF, BK
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  GERMANY
- --------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

NUMBER OF                           0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY
EACH                                16,250,000
REPORTING         --------------------------------------------------------------
PERSON WITH       9        SOLE DISPOSITIVE POWER

                                    0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                    16,250,000
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,250,000
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             / /
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  44.8%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 7 TO SCHEDULE 13D

                  This Amendment No. 7 dated June 25, 1996 (filed on behalf of B.U.S Environmental Services, Inc. ("B.U.S") and B.U.S Berzelius Umwelt-Service AG ("B.U.S AG")) to the Schedule 13D dated August 3, 1990 filed on behalf of B.U.S, B.U.S AG and Metallgesellschaft AG ("MG"), as amended by Amendment No. 1 dated July 8, 1994, Amendment No. 2 dated April 18, 1995, Amendment No. 3 dated September 11, 1995, Amendment No. 4 dated October 30, 1995, Amendment No. 5 dated June 14, 1996 and Amendment No. 6 dated June 21, 1996 (the "Schedule 13D"), relates to the common stock, $.01 par value ("Common Stock"), of Horsehead Resource Development Company, Inc., a Delaware corporation ("HRD"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

                  Item 4, Item 6 and Item 7 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

                  ITEM 4.  PURPOSE OF TRANSACTION.

                  The 9,750,000 shares of Common Stock acquired on July 24, 1990 as described in Item 5(a) below were acquired for investment purposes and to utilize, through HRD, MG's and B.U.S AG's environmental services capabilities and technologies in the United States. On May 16, 1996, HRD commenced an issuer tender offer (the "Tender Offer") for up to 1,751,600 shares of Common Stock to all holders of Common Stock. By letter, dated June 10, 1996, B.U.S (a) informed Horsehead Industries, Inc. ("HII") that B.U.S desires to tender 2,885,000 shares of Common Stock pursuant to the Tender Offer and (b) requested that HII inform B.U.S whether (1) HII believes it is entitled to purchase these shares instead of HRD, and (2) HII does in fact elect to purchase the shares at the price and on the terms and conditions set forth in the Tender Offer. A copy of the June 10, 1996 letter is filed herewith as Exhibit 3. By letter dated June 13, 1996 (the "June 13 Letter"), HII responded to B.U.S's June 10, 1996 letter by advising B.U.S that the proposed tender by B.U.S of 2,885,000 shares of Common Stock pursuant to the Tender Offer is subject to the restrictions in the Shareholders Agreement (as defined in Item 6 below), which purportedly prevents B.U.S from transferring any of its shares of Common Stock until the applicable provisions of the Shareholders Agreement are met. A copy of the June 13 Letter is filed herewith as Exhibit 4. On June 13, 1996, B.U.S tendered such 2,885,000 shares of Common Stock pursuant to the Tender Offer. On June 24, 1996, B.U.S filed a complaint in the United States District Court for the Southern District of New York (the "Complaint") seeking equitable relief which, if granted, will enable B.U.S either to participate in the Tender Offer or to sell its shares of HRD Common Stock to HII. For a complete description of the allegations of and relief sought by the Complaint, see Item 6.

                  As a public company with the obligation to act in its stockholders' best interests, B.U.S AG reserves the right to take appropriate actions in the furtherance of such interests in the future, directly or through B.U.S, if circumstances so require, including actions of the kind described in clauses (a) through (j) of Item 4 of Schedule 13D to the extent permitted by law and contract, including the Shareholders Agreement.

                  Except as otherwise indicated in this statement, neither B.U.S nor B.U.S AG has any plans or proposals with respect to HRD that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  B.U.S, HRD, HII and HIMC (each a "Shareholder" and collectively, the "Shareholders") are parties to the Shareholders Agreement dated July 26, 1988, a copy of which is attached hereto as Exhibit 2(a), as amended by the Amendment to the Shareholders Agreement dated July 24, 1990, a copy of which is attached hereto as Exhibit 2(c) (as amended, the "Shareholders Agreement"). The Shareholders Agreement prohibits transfers of Common Stock by a Shareholder except: (i) in a cash sale in compliance with the right of "first refusal" and "tag-along" rights of the other Shareholders; (ii) to an affiliate, as defined in the Shareholders Agreement, (iii) in sales in "brokers transactions" of up to 1% of the outstanding Common Stock during any 90-day period; and (iv) pursuant to certain registration rights.

                  Pursuant to the Shareholders Agreement, the By-laws of HRD were amended to provide that the minimum number of directors of HRD shall be five. Until June 30, 1998, each of B.U.S and HII will have the right under the Shareholders Agreement, so long as it owns at least 20% of the outstanding Common Stock, to propose two nominees to HRD's Board of Directors and, so long as it owns less than 20% but at least 5% of the outstanding Common Stock, to propose one nominee. Each of B.U.S and HII have agreed to vote their shares and shares controlled by them for the election of the other's nominees in the circumstances described in the preceding sentence.

                  The foregoing is a summary of the Shareholders Agreement, a copy of which is attached hereto as Exhibits 2(a) and (c), and is qualified by reference to the full text of the Shareholders Agreement which is incorporated by reference herein.

                  In the June 13 Letter, HII claimed that, pursuant to the Shareholders Agreement, it is entitled to a right of first refusal, which it has 30 days to exercise with respect to the HRD shares tendered by B.U.S pursuant to the Tender Offer described in Item 4. B.U.S understands that HII believes it has until July 10, 1996 to decide whether to exercise this purported right of first refusal; by that date, HRD may purchase the shares of HRD Common Stock tendered by the other HRD stockholders and, in such case, HRD's Tender Offer will have been consummated. As a result, B.U.S would be forced to maintain ownership of the HRD shares which it would otherwise be entitled to tender. Therefore, on June 24, 1996, B.U.S filed a Complaint against HRD and HII claiming that the structure of the Tender Offer is intentionally designed to prevent B.U.S from participating in the Tender Offer in violation of the Securities Exchange Act of 1934, as amended. As a result, B.U.S is seeking an order (i) compelling HRD to either accept the HRD shares tendered by B.U.S pursuant to the Tender Offer or, alternatively, requiring HII to exercise the right of first refusal to which HII claims it is entitled under the Shareholders Agreement, and to purchase the shares tendered by B.U.S pursuant to the terms and conditions of the Tender Offer; and (ii) preliminarily enjoining HRD from accepting or rejecting any HRD shares tendered pursuant to the Tender Offer or making payment for such shares until HII first decides whether to exercise its purported right of first refusal. A copy of the Complaint is filed herewith as Exhibit 5 and is incorporated herein by reference. On June 24, 1996, the Court, by Order to Show Cause, set a hearing date on B.U.S's motion for a preliminary injunction for Thursday, June 27, 1996 at 4:30 p.m.

                  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:        Joint Filing Agreement among B.U.S and B.U.S AG, dated April
                  17, 1995.

Exhibit 2:        (a)      Shareholders Agreement among B.U.S, HRD and HII,
                           dated July 26, 1988.

                  (b) Letter Agreement among B.U.S, HRD and HII, dated May 30, 1990.

                  (c) Amendment to the Shareholders Agreement among B.U.S, HRD, HII and HIMC, dated July 24, 1990.

Exhibit 3:        Letter, dated June 10, 1996, from B.U.S to HII.

Exhibit 4:        Letter, dated June 13, 1996, from HII to B.U.S.

Exhibit 5: Complaint, dated June 24, 1996, B.U.S Environmental Services, Inc. v. Horsehead Resource Development Company, Inc. and Horsehead Industries, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 1996

                                              B.U.S ENVIRONMENTAL SERVICES, INC.


                                              By:  /s/ G. OKON
                                                 -------------------------------
                                                 Name: DR. G. OKON
                                                 Title: PRESIDENT

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 1996

                                               B.U.S BERZELIUS UMWELT-SERVICE AG


                                               By:       /s/ G. OKON
                                                  ------------------------------
                                                  Name: DR. G. OKON
                                                  Title: MEMBER OF THE BOARD


                                               By:       /s/ R. KOLA
                                                  ------------------------------
                                                  Name: R. KOLA
                                                  Title: MEMBER OF THE BOARD

                                  EXHIBIT INDEX

Exhibit 1:  Joint Filing Agreement among B.U.S and             Previously  filed
            B.U.S AG, dated April 17, 1995.*

Exhibit 2:  (a)  Shareholders Agreement among B.U.S,           Previously  filed
            HRD and HII, dated July 26, 1988.*

            (b)  Letter Agreement among B.U.S, HRD and         Previously  filed
            HII, dated May 30, 1990.*

            (c)  Amendment to the Shareholders Agreement       Previously  filed
            among B.U.S, HRD, HII and HIMC, dated
            July 24, 1990.*

Exhibit 3:  Letter, dated June 10, 1996, from B.U.S to HII.*   Previously  filed

Exhibit 4:  Letter, dated June 13, 1996, from HII to B.U.S*    Previously  filed

Exhibit 5:  Complaint, dated June 24, 1996, B.U.S
            Environmental Services, Inc. v. Horsehead
            Resource Development Company, Inc. and Horsehead
            Industries, Inc.*

- -----------
*        Exhibit referenced hereby is incorporated by reference herein.